UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Gaiam, Inc.
(Name of Issuer)
Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)
36268Q103
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36268Q103

1	NAMES OF REPORTING PERSONS Jirka Rysavy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,068,682

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,068,682

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,068,682

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

-Page 2 of 5 Pages-

Item 1(a).	Name of Issuer:
Gaiam, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
833 W. South Boulder Road, Louisville, Colorado 80027-2452

Item 2(a).	Name(s) of Person(s) Filing:
Jirka Rysavy

Item 2(b).	Address of Principal Business Office or, if None, Residence
833 W. South Boulder Road, Louisville, Colorado 80027-2452

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:
36268Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of Institution:
Not applicable

-Page 3 of 5 Pages-

Item 4.	Ownership.

(a)	Amount beneficially owned:	6,068,682

(b)	Percent of Class:	26.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	6,068,682

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	6,068,682

(iv)	Shared power to dispose or to direct the disposition of:	0
Amounts above include 5,400,000 Class A shares obtainable upon conversion of Class B shares.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

-Page 4 of 5 Pages-

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2011
(Date)

/s/ Thomas R. Stephens, as attorney-in-fact for Jirka Rysavy
(Signature)

-Page 5 of 5 Pages-

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby constitutes and appoints each of Lynn Powers, Thomas R. Stephens, John R. Jackson, and Katherine E. Duplay, signing singly, the undersigned’s true and lawful attorney-in-fact to:
(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as a director, officer and stockholder of Gaiam, Inc. (the “Company”), Schedule 13D Reports, Schedule 13G Reports and Forms 3, 4, and 5 in accordance with Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D Reports, Schedule 13G Reports or Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Sections 13(d) and 16 of the Securities Exchange Act of 1934.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D Reports, Schedule 13G Reports and Forms 3, 4, and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of January, 2011.

Signature
s/s Jirka Rysavy
Jirka Rysavy